FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending September 7, 2005

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

GlaxoSmithKline To Acquire ID Biomedical Corporation

LONDON (UK), PHILADELPHIA PA (USA), MISSISSAUGA (CANADA) and VANCOUVER (CANADA), SEPTEMBER 7, 2005 - GlaxoSmithKline plc (NYSE:GSK) and ID Biomedical Corporation (TSX: IDB; NASDAQ: IDBE) today announced a definitive agreement for GSK to acquire ID Biomedical, an integrated biotechnology company dedicated to the manufacturing and development of innovative vaccine products, including influenza vaccines. ID Biomedical has facilities in Canada and in the United States.

GSK's proposed acquisition of ID Biomedical reflects its continuing commitment to address the public health need for increased supply of influenza vaccines. ID Biomedical is currently in the process of expanding and upgrading its Canadian manufacturing facilities, which are expected, beginning in 2007, to produce around 75 million doses per year of ID Biomedical's Fluviral(TM) egg based influenza vaccine.

ID Biomedical will become a wholly-owned subsidiary of GSK. Under the terms of this agreement, the shareholders of ID Biomedical will be entitled to receive CDN$ 35 per share for a value of approximately CDN$1.7 billion (US$ 1.4 billion-GBP0.8 billion). This represents a premium of 13 percent over the closing price of the shares on 6 September 2005, and a premium of 30 percent over the 20-day average share price. At closing, GSK will also assume responsibility for ID Biomedical's net debt which was US$77 million at June 30, 2005. In addition, upon execution of the agreement, GSK has agreed to loan ID Biomedical up to US$120 million to repay term debt and finance its cash requirements to the anticipated closing date. The acquisition, which has been approved unanimously by both GlaxoSmithKline and ID Biomedical's Boards of Directors, is subject to the approval of ID Biomedical's shareholders, applicable regulatory clearances and certain other conditions. The transaction is expected to close by the end of 2005 or early 2006.

"GSK has moved quickly over the past few months to meet the growing demand for flu vaccines worldwide and to transform GSK into one of the leading global influenza vaccine manufacturers," said Jean-Pierre Garnier, Chief Executive Officer of GSK. "The proposed acquisition of ID Biomedical is a unique strategic opportunity to increase current capacity of classic flu vaccines, to provide us with increased capacity for next generation flu vaccines under development and to help GSK prepare for the threat of a flu pandemic."

"We are very pleased with this agreement," said Anthony Holler, Chief Executive Officer of ID Biomedical. "GSK's influenza vaccine business is complementary to our own and with GSK's capital, technologies and international reach, we can realize benefits that ID Biomedical simply could not obtain on its own. This is advantageous for our employees and shareholders."

In addition to acquiring an influenza vaccine business with sales to the Canadian public market, this transaction would enhance GSK's vaccine presence in the US where Fluarix, GSK's existing influenza vaccine, received FDA approval at the end of August. ID Biomedical's Fluviral(TM) has been granted fast track status by the US Food and Drug Administration (FDA) and is eligible for priority review.

"Combined with our recent investment to double influenza vaccine production capacity at our facility in Dresden, Germany, and our recent purchase of the Marietta vaccine site in Pennsylvania, USA where we will develop new flu vaccine production technology, the acquisition of ID Biomedical could also represent a major step in GSK's approach against pandemic flu threat," added Jean Stephenne, President of GSK Biologicals, the vaccines division of GSK. "GSK is also developing an improved flu vaccine for the elderly."

Rothschild acted as financial advisor to GSK on this transaction. UBS acted as financial advisor to ID Biomedical on this transaction

About Influenza

Influenza is a highly contagious and potentially fatal virus that affects millions of people each year worldwide. The flu can reach epidemic levels and poses a threat, particularly to the oldest and youngest members of society. Many respiratory diseases occur every winter but influenza is one of the most severe. Influenza affects 5 to 15 percent of the total global population during seasonal epidemics, resulting in approximately 3 to 5 million cases of severe illness and between 250,000 to 500,000 deaths each year across the globe.

The global influenza vaccine production is around 300 million doses annually, but demand currently exceeds supply and is expected to increase dramatically. Recent influenza vaccine shortages have shown that the system is vulnerable and that influenza vaccine supply needs to be secured.

GlaxoSmithKline: A World leader in Vaccines

GSK is one of the world's leading vaccine manufacturers. Belgium is the centre of all GSK's activities in the field of vaccine research, development and production. GSK employs more than 1,000 research scientists devoted to discovering new vaccines and developing more cost-effective and convenient combination products to prevent infections that cause serious medical problems worldwide.

In 2004, GSK distributed more than 1.5 billion doses of vaccines to 168 countries in both the developed and developing world, an average of 45 doses per second.

In the next five years, GSK hopes to launch five major new vaccines: an HPV vaccine targeting cervical cancer, a vaccine against rotavirus (already approved in 13 countries including Mexico), a vaccine to prevent pneumococcal disease, an improved flu vaccine for the elderly, and a meningitis combination vaccine for infants in the US.

The proposed acquisition would also bring other selected candidate vaccines under development by ID Biomedical, FluINsure(TM) (an intranasal influenza vaccine), StreptAvax(TM) (an injectable group A Streptococcus vaccine), PGCvax(TM) (a Streptococcus pneumonia vaccine), into GSK Biologicals vaccine pipeline which is already extremely rich and well balanced.

GlaxoSmithKline is one of the world's leading research-based pharmaceutical and health care companies. GlaxoSmithKline is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information visit www.gsk.com.

About ID Biomedical

ID Biomedical is an integrated biotechnology company dedicated to the development of innovative vaccine products. It operates in research, development, manufacturing, sales and marketing from its facilities in Canada and in the United States. ID Biomedical is dedicated to becoming a premier vaccine company with significant marketed products worldwide and an extensive pipeline in both clinical and preclinical development.

ID Biomedical has a leading position in the Canadian influenza market.   It
received a ten-year mandate from the Government of Canada in 2001 to assure a state of readiness in the case of an influenza pandemic and provide influenza vaccine for all Canadians in such an event. It also currently supplies approximately 75% of the Canadian government's influenza vaccine purchases.

For further information on ID Biomedical, please visit the Company's website at www.idbiomedical.com.

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Enquiries:

GSK contacts

GSK Biologicals Communications               Anne Walsh                  +32 2 656 98 31

UK Media enquiries:                          Philip Thomson              +44 208 047 5502
                                             David Mawdsley              +44 208 047 5502
                                             Chris Hunter-Ward           +44 208 047 5502
                                             Alice Hunt                  +44 208 047 5502

US Media enquiries:                          Nancy Pekarek               +1 215 751 7709
                                             Mary Anne Rhyne             +1 919 483 2839
                                             Patricia Seif               +1 215  751 7709

Canada Media enquiries                       Alison Steeves              +1 905 819 3363

European Analyst/Investor enquiries:         Duncan Learmouth            +44 208 047 5540
                                             Anita Kidgell               +44 208 047 5542
                                             Jen Hill                    +44 208 047 5543

US Analyst/ Investor enquiries:              Frank Murdolo               +1 215 751 7002
                                             Tom Curry                   +1 215 751 5419


ID Biomedical contacts

Media enquiries:                               Michele Roy                 +1 450 978  6313

Investor enquiries                             Dean Linden                 +1 604 431 9314


Teleconference for ID Biomedical's investors

A conference call/web cast to be held this morning, Wednesday, September 7th at 10:30 am Eastern. The call can be accessed by dialing 604-677-8677or at http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1237720

A recording of the call will be available until September 21st by dialing 416-640-1917 and entering the code 21151447#.

GSK cautionary statement regarding forward-looking statements

Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under 'Risk Factors' in the Operating and Financial Review and Prospects in the company's Annual Report on Form 20-F for 2004.

IDB Safe Harbour cautionary statement

This news release includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements are those concerning the contemplated transaction and strategic plans, expectations and objectives for future operations. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future are forward-looking statements. This includes completion of the proposed transaction, realization of expected synergies from the transaction and other matters. These statements are based on certain assumptions made by the companies based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances. Although the companies believe that their expectations are based on reasonable assumptions, they can give no assurance that such assumptions will materialize. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the companies. These risks include, but are not limited to, the risks identified in our filings with the Securities and Exchange Commission or other securities regulatory authorities. Investors and security holders are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

The forward-looking statements made herein speak only as of the date of this news release and we undertake no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances, except as required by law. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This release is not intended to be proxy solicitation material and it does not constitute an offer to sell or a solicitation of an offer to buy shares of GSK or ID Biomedical.

Brand names appearing in italics throughout this document are trade marks of GSK or associated companies. Fluviral(TM), FluINsure(TM), StreptAvax(TM) and PGCvax(TM) are trademarks of ID Biomedical.





SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: September 7, 2005                                         By: LORRAINE DAY
                                                              ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc